May 10, 2007

Mail Stop 4561

Jeffrey W. Lunsford
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, Arizona  85281

RE:	Limelight Networks, Inc.
Amendment No. 1 to Form S-1 filed April 27, 2007
File No. 333-141516

Dear Mr. Lunsford:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please continue to monitor the updating requirements of Rule 3-
12
of Regulation S-X.
2. We note your footnote disclosure on page 41 regarding the reduction in network traffic from two of your significant customers.
Please provide us more details regarding this business development and advise us whether you believe this represents a material business trend or risk.

Risk Factors, page 8

A lawsuit has been filed against us..., page 8
3. We note you response to comment three. However, it still may not be clear to an investor how the injunction impacted the business of the defendant. Please revise the disclosure accordingly.

Stock-Based Compensation, page 40

4. We have reviewed your revised disclosure in response to comment
12. We note certain significant increases in your reassessed stock prices that are not addressed in the milestones included in your disclosure. For example, the changes between August 2006 and September 2006 are not discussed. Please expand your disclosure as appropriate. In addition, upon including the estimated initial public offering price in your document, please discuss any significant factors contributing to the difference between the fair value of your recent grants and the estimated initial public offering price.

Compensation Discussion and Analysis, page 77

5. We note your response to comment 20 and the deleted disclosure. However, in your discussion of base compensation on page 77 it continues to appear that you consider the compensation paid by comparable companies in setting your compensation. Accordingly, please disclose the companies you use as comparables in setting compensation.

Part II

Exhibit 5.1

6. We note the reference to Delaware General Corporation Law. Please have counsel revise the opinion to reflect that it concurs with our understanding that the reference and limitation to Delaware General
Corporation Law includes the statutory provisions and also applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

7. Please have counsel revise the penultimate paragraph to cover the shares to be sold by the selling stockholders in the public offering which will have already been issued at the time of effectiveness.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Wilson Lee, Staff Accountant at 202-551-3468 or
Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.


      Sincerely,



Elaine Wolff
Branch Chief

cc:	Mark Reinstra, Esq. (via facsimile)



Jeffrey W. Lunsford
Limelight Networks, Inc.
May 10, 2007
Page 1